Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

                             August 30, 2010

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Dividend Capital Total Realty Trust Inc.
Schedule 14D-9
Filed August 20, 2010
File No. 5-85609

Dear Ms. Duru:

In response to your request in the letter dated August 26, 2010 relating to the above-referenced filing on Schedule 14D-9, Dividend Capital Total Realty Trust Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott

Name:	M. Kirk Scott
Title:	Chief Financial Officer and Treasurer

cc:	Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G, Korff, Esq., Skadden, Arps, Slate, Meagher & Flom LLP